UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                       Commission File Number: 333-103647

|_| Form 10-K         |_| Form 20-F         |_| Form 11-K         |X| Form 10-Q
|_| Form 10-D         |_| Form N-SAR        |_| Form N-CSR

For the Period Ended: June 30, 2009

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                              Prime Sun Power Inc.
                              --------------------
                             Full name of Registrant

                                       N/A
                                       ---
                            Former name if applicable

                           100 Wall Street, 21st Floor
                               New York, NY 10005
                               ------------------
                      Address of principal executive office

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

|X|         (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|         (b)   The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

Effective as of June 19, 2009, Mr. Frank Juergens resigned as the Chief Operating Officer and Interim Chief Executive Officer of the Company. Also effective as of that date, Mr. Mathias Kaiser has resigned as the Chief Financial Officer of the Company. At the present time, Olivier de Vergnies is filing these positions on an interim basis. As a result of the transition of the Registrant's Chief Executive Officer and Chief Financial Officer, the process of compiling and processing the information required to be included in the Form 10-Q for the quarter ended June 30, 2009 could not be completed without incurring undue hardship and expense. The Registrant expects the Form 10-Q to be filed within the extension period provided under Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.



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

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Olivier de Vergnies, 011 41 44 575 9000.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_|Yes |X| No
















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

                              Prime Sun Power Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 2009
                              By: /s/ Olivier de Vergnies
                                  ----------------------------------------------
                                  Name:  Olivier de Vergnies
                                  Title: Interim Principal Executive Officer and
                                         Interim Principal Financial Officer



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

















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